UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEXT 1 INTERACTIVE, INC.
(Name of Issuer)

Common Stock, $0.00001 per share
(Title of Class of Securities)

57775M104
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57775M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William James Whyte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,674,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,674,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.04%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This statement relates to the Common Stock, $0.00001 par value per share of the Issuer, Next 1 Interactive, Inc. (“Next 1” or “the Issuer”) (formerly “Maximus Exploration Corporation”). The principal executive offices of the Issuer are presently located at 2400 N Commerce Parkway, Suite 105, Weston, FL 33326.

Item 2.     Identity and Background.

(a)	Name:This statement is filed by William James Whyte.

(b)	Business Address: 2400 N Commerce Parkway, Suite 105, Weston, FL 33326..

(c)	Employment Information:Chairman of the Board of Directors of the Issuer.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received the amount of common stock as reported in this Schedule pursuant to a Share Exchange Agreement (the “Agreement”) between the Issuer, formerly named Maximus Exploration Corp., a Nevada corporation (“Maximus” or “Issuer”), Extraordinary Vacations Group, Inc., a Nevada corporation ("EXVG"), and Extraordinary Vacations USA, Inc., a Delaware corporation and a wholly-owned subsidiary of EXVG (“EVUSA”).

Pursuant to the Agreement, EXVG exchanged 100% of its shares in EVUSA (the EVUSA Shares”) for 13 million shares of common stock of Maximus (the “Share Exchange”), resulting in EXVG becoming the majority shareholder of Maximus. EXVG then proceeded to dividend 18 million shares of Maximus common stock to the stockholders of EXVG (“EXVG Stockholders”), on a pro rata basis. As a result of the Share Exchange, EVUSA become a wholly-owned subsidiary of Maximus. Maximus has since changed its name to Next 1 Interactive, Inc.

Reporting Person is an EXVG Stockholder, and received the amount of common stock as reported in this Schedule pursuant to the above-mentioned pro rata dividend of Maximus common stock to the EXVG Stockholders.

The Issuer registered its Common Stock, $0.00001 par value, under Section 12(g) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by filing a Registration Statement on Form 8-A on May 31, 2007, which related to the Issuer’s Registration Statement on Form SB-2 filed under the Securities Act of 1933, as amended (File No.: 333-136630), which was declared effective by the SEC on August 31, 2006. As a result, the Issuer, its officers, directors, and certain shareholders are subject to the various reporting requirements of the Exchange Act, including the Reporting Person’s obligation to file this Schedule 13D with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Exchange Act.

Item 4. Purpose of Transaction

The purpose of the transaction described in Item 3 above was for the EXVG Stockholders to acquire a majority interest in the outstanding shares of the Issuer, and thereby control the Company. As a result of the transaction, the Reporting Person received an interest of 9.04% in the Issuer.

The Reporting Person may, from time to time, effect open market purchases of, and/or exercise his rights to acquire, equity and/or debt securities of the Issuer.

Item 5. Interest in Securities of the Issuer
.
(a)	Aggregate number and percentage of the class of securities beneficially owned:

William James Whyte beneficially owns an aggregate of 1,674,100 shares of the Issuer’s Common Stock, or approximately 9.04% based on 18,511,500 shares of Common Stock issued and outstanding as of the date of filing this Schedule 13D.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

William James Whyte has the sole power to vote the shares he beneficially owns.

(c)	Transactions in the securities effected during the past sixty days:

See Items 3 and 4 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 3 and 4 hereunder.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1  Share Exchange Agreement dated September 24, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 10, 2008

By:	/s/ WILLIAM JAMES WHYTE
William James Whyte